FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of December, 2002


                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                             Form 20-F X  Form 40-F
                                      ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                  Yes    No X
                                     ---   ---

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Materials Contained in this Report:

(1) The registrant's unaudited Semi-Annual Consolidated Financial Statements for the six-month period ended September 30, 2002, prepared in accordance with generally accepted accounting principles in the United States, as submitted to the Tokyo Stock Exchange on December 26, 2002.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Toyota Motor Corporation


                                             By:   /s/ Takanori Matsuo
Date:  December 26, 2002                        --------------------------------
                                                Name:  Takanori Matsuo
                                                Title: General Manager,
                                                       Accounting Division

                                                                       EXHIBIT I


                            TOYOTA MOTOR CORPORATION

                        CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2002

                            TOYOTA MOTOR CORPORATION

                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

                                     ASSETS


                                                                                                          U.S.
                                                                                                         dollars
                                                                                                           in
                                                                                                         millions
                                                                        Yen in millions                  (Note 1)
                                                             -----------------------------------   -------------------
                                                                March 31,       September 30,         September 30,
                                                                  2002             2002                    2002
                                                             --------------- -------------------   -------------------
Current assets:
   Cash and cash equivalents                                 (Y) 1,657,160      (Y) 1,870,153           $ 15,254
   Time deposits                                                    19,977             32,324                264
   Marketable securities                                           600,737            561,783              4,582
   Trade accounts and notes receivable, less
     allowance for doubtful accounts of(Y)28,182 million
     as of March 31, 2002 and(Y)24,398 million ($199
     million) as of September 30, 2002                           1,456,935          1,221,335              9,962
   Finance receivables, net                                      2,020,491          2,187,518             17,843
   Other receivables                                               508,970            518,999              4,233
   Inventories                                                     961,840            927,040              7,562
   Deferred income taxes                                           433,524            441,378              3,600
   Prepaid expenses and other current assets                       413,211            442,270              3,608
                                                             --------------- -------------------   -------------------
                     Total current assets                        8,072,845          8,202,800             66,908
                                                             --------------- -------------------   -------------------

Noncurrent finance receivables, net                              2,671,460          2,708,898             22,095
                                                             --------------- -------------------   -------------------

Investments and other assets:
   Marketable securities and other securities
     investments                                                 1,531,126          1,555,701             12,689
   Affiliated companies                                          1,321,950          1,314,640             10,723
   Officers and employees receivables                               21,151             15,276                125
   Other                                                           580,188            622,373              5,076
                                                             --------------- -------------------   -------------------
                                                                 3,454,415          3,507,990             28,613
                                                             --------------- -------------------   -------------------

Property, plant and equipment:
   Land                                                          1,032,381          1,045,286              8,526
   Buildings                                                     2,421,918          2,445,338             19,946
   Machinery and equipment                                       6,959,054          7,014,789             57,217
   Vehicles and equipment on operating leases                    1,584,161          1,419,989             11,582
   Construction in progress                                        234,224            240,200              1,959
                                                             --------------- -------------------   -------------------
                                                                12,231,738         12,165,602             99,230
    Less - Accumulated depreciation                             (7,124,728)        (7,060,763)           (57,592)
                                                             --------------- -------------------   -------------------
                                                                 5,107,010          5,104,839             41,638
                                                             --------------- -------------------   -------------------

       Total assets                                         (Y) 19,305,730     (Y) 19,524,527          $ 159,254
                                                            ================ ===================   ===================



        The accompanying notes are an integral part of these statements.

                            TOYOTA MOTOR CORPORATION

                           CONSOLIDATED BALANCE SHEETS

                      LIABILITIES AND SHAREHOLDERS' EQUITY
                                   (Unaudited)


                                                                                                 U.S.
                                                                                               dollars
                                                                                                  in
                                                                                               millions
                                                              Yen in millions                  (Note 1)
                                                    -----------------------------------   -------------------
                                                       March 31,       September 30,         September 30,
                                                         2002              2002                  2002
                                                    --------------- -------------------   -------------------
Current liabilities:
  Short-term borrowings                             (Y) 1,825,564     (Y) 1,878,992          $ 15,326
  Current portion of long-term debt                     1,158,814         1,192,895             9,730
  Accounts payable                                      1,420,608         1,377,863            11,239
  Other payables                                          575,011           541,683             4,419
  Accrued expenses                                        928,160           941,825             7,682
  Income taxes payable                                    327,713           296,015             2,414
  Other current liabilities                               436,288           439,507             3,585
                                                    --------------- -------------------   -------------------
           Total current liabilities                    6,672,158         6,668,780            54,395
                                                    --------------- -------------------   -------------------

Long-term liabilities:
  Long-term debt                                        3,722,706         3,798,192            30,980
  Accrued pension and severance costs                     754,403           727,057             5,930
  Deferred income taxes                                   467,061           496,531             4,050
  Other long-term liabilities                             133,669           104,437               853
                                                    --------------- -------------------   -------------------
  Total long-term liabilities                           5,077,839         5,126,217            41,813
                                                    --------------- -------------------   -------------------

Minority interest in consolidated subsidiaries            291,621           345,038             2,814
                                                    --------------- -------------------   -------------------

Shareholders' equity:
  Common stock, no par value, authorized:
    9,780,185,400 shares at March 31, 2002
    9,740,185,400 shares at September 30, 2002;
    issued:
    3,649,997,492 shares at March 31, 2002 and
    3,609,997,492 shares at September 30, 2002            397,050           397,050             3,239
  Additional paid-in capital                              490,538           491,158             4,006
  Retained earnings                                     6,804,722         7,033,122            57,366
  Accumulated other comprehensive loss                   (267,304)         (356,412)           (2,907)
Treasury stock, at cost
    46,449,606 shares at March 31, 2002 and
    62,014,597 shares at September 30, 2002              (160,894)         (180,426)           (1,472)
                                                    --------------- -------------------   -------------------
             Total shareholders' equity                 7,264,112         7,384,492            60,232
                                                    --------------- -------------------   -------------------

Commitments and contingencies

Total liabilities and shareholders' equity         (Y) 19,305,730     (Y) 19,524,527        $ 159,254
                                                   ===============  ===================   ===================


        The accompanying notes are an integral part of these statements.

                            TOYOTA MOTOR CORPORATION

                        CONSOLIDATED STATEMENTS OF INCOME
                                   (Unaudited)

                                                                                            U.S.
                                                                                          dollars
                                                                                            in
                                                                                          millions
                                                              Yen in millions             (Note 1)
                                                   -------------------------------  ---------------------
                                                           For the six month          For the six month
                                                             period ended               period ended
                                                             September 30,              September 30,
                                                   -------------------------------  --------------------
                                                        2001              2002              2002
                                                   -------------     -------------  --------------------
Net revenues:
  Sales of products                                (Y) 6,299,058     (Y) 7,270,735      $ 59,305
  Financing operations                                   319,638           342,687         2,795
                                                   -------------     -------------  --------------------
                                                       6,618,696         7,613,422        62,100
                                                   -------------     -------------  --------------------

Costs and expenses:
  Cost of products sold                                5,079,180         5,792,840        47,250
  Cost of financing operations                           239,803           227,292         1,854
  Selling, general and administrative                    791,622           908,267         7,409
                                                   -------------     -------------  --------------------
                                                       6,110,605         6,928,399        56,513
                                                   -------------     -------------  --------------------

Operating income                                         508,091           685,023         5,587
                                                   -------------     -------------  --------------------

Other income (expense):
  Interest and dividend income                            36,886            29,892           244
  Interest expense                                       (19,022)          (15,464)         (126)
  Foreign exchange gain, net                              29,804            21,033           172
  Other loss, net                                       (146,680)           (6,023)          (49)
                                                   -------------     -------------  --------------------
                                                         (99,012)           29,438           241
                                                   -------------     -------------  --------------------

Income before income taxes, minority interest
  and equity in earnings of affiliated companies         409,079           714,461         5,828
Provision for income taxes                               198,440           296,920         2,422
                                                   -------------     -------------  --------------------

Income before minority interest and equity in
  earnings of affiliated companies                       210,639           417,541         3,406
Minority interest in consolidated subsidiaries            (1,606)           (9,528)          (78)
Equity in earnings of affiliated companies                19,464            17,787           145
                                                   -------------     -------------  --------------------

Net income                                           (Y) 228,497       (Y) 425,800       $ 3,473
                                                   =============     =============  ====================

                                                                 Yen                   U.S. dollars
                                                   -------------------------------  --------------------
Net income per common share:
Basic                                                (Y)   62.18       (Y)  118.44       $  0.97
                                                   =============     =============  ====================
Diluted                                              (Y)   62.18       (Y)  118.44       $  0.97
                                                   =============     =============  ====================
Cash dividends per share                             (Y)   13.00       (Y)   16.00       $  0.13
                                                   =============     =============  ====================


        The accompanying notes are an integral part of these statements.

                            TOYOTA MOTOR CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                                                                               U.S.
                                                                                                             dollars
                                                                                                                in
                                                                                                             millions
                                                                              Yen in millions                (Note 1)
                                                                     -------------------------------   -------------------
                                                                             For the six month          For the six month
                                                                                period ended               period ended
                                                                                September 30,              September 30,
                                                                     -------------------------------   -------------------
                                                                          2001              2002             2002
                                                                     ---------------  --------------   -------------------
Cash flows from operating activities:
  Net income                                                           (Y) 228,497      (Y) 425,800       $ 3,473
  Adjustments to reconcile net income to net
    cash provided by operating activities -
     Depreciation                                                          396,828          434,995         3,548
     Provision for doubtful accounts and credit losses                      23,867           19,709           161
     Pension and severance costs, less payments                             22,483           30,315           247
     Loss on disposal of fixed assets                                       13,269           23,880           195
     Unrealized losses on available-for-sale securities, net               137,815           23,853           195
     Deferred income taxes                                                 (59,546)         (24,067)         (196)
     Minority interest in consolidated subsidiaries                          1,606            9,528            78
     Equity in earnings of affiliated companies                            (19,464)         (17,787)         (145)
     Changes in assets and liabilities                                     147,485          134,014         1,093
     Other                                                                 (35,216)          50,698           413
                                                                     ---------------  --------------   -------------------
           Net cash provided by operating activities                       857,624        1,110,938         9,062
                                                                     ---------------  --------------   -------------------
Cash flows from investing activities:
  Additions to finance receivables                                      (2,461,241)      (2,474,800)      (20,186)
  Collection of and proceeds from sale of finance receivables            2,060,698        1,938,368        15,811
  Additions to fixed assets excluding equipment leased to others          (433,735)        (519,108)       (4,234)
  Additions to equipment leased to others                                 (322,521)        (289,594)       (2,362)
  Proceeds from sales of fixed assets excluding equipment leased
    to others                                                               31,614           31,606           258
  Proceeds from sales of equipment leased to others                        233,763          125,919         1,027
  Purchases of marketable securities and security investments             (166,375)        (521,364)       (4,253)
  Proceeds from sales of and maturity of marketable securities and
    security investments                                                   358,244          569,846         4,648
  (Increase) decrease in time deposits                                      27,232          (12,085)          (99)
  (Increase) decrease in investments and other assets                      (56,331)           7,527            61
  Payments for additional investments in affiliated companies,
    net of cash acquired                                                   (15,326)         (16,016)         (131)
  Other                                                                     43,378           20,652           169
                                                                     ---------------  --------------   -------------------
           Net cash used in investing activities                          (700,600)      (1,139,049)       (9,291)
                                                                     ---------------  --------------   -------------------
Cash flows from financing activities:
  Purchases and retirement of common stock                                (128,613)        (142,090)       (1,159)
  Proceeds from issuance of long-term debt                                 816,503          907,482         7,402
  Payments of long-term debt                                              (332,143)        (561,651)       (4,581)
  Increase (decrease) in short-term borrowings                             (90,203)         132,004         1,077
  Dividends paid                                                           (50,905)         (54,108)         (442)
                                                                     ---------------  --------------   -------------------
           Net cash provided by financing activities                       214,639          281,637         2,297
                                                                     ---------------  --------------   -------------------
Effect of exchange rate changes on cash and cash equivalents               (10,674)         (40,533)         (331)
                                                                     ---------------  --------------   -------------------
Net increase in cash and cash equivalents                                  360,989          212,993         1,737
Cash and cash equivalents at beginning of period                         1,510,892        1,657,160        13,517
                                                                     ---------------  --------------   -------------------
Cash and cash equivalents at end of period                           (Y) 1,871,881    (Y) 1,870,153      $ 15,254
                                                                     ===============  ==============   ===================


        The accompanying notes are an integral part of these statements.

                            TOYOTA MOTOR CORPORATION
                            ------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                                   (Unaudited)
                                   -----------

1.  Basis of preparation:
    --------------------

The accompanying semi-annual condensed consolidated financial statements of Toyota Motor Corporation ("Toyota") as of September 30, 2002 and for the six month periods ended September 30, 2001 and 2002, respectively, have been prepared in accordance with accounting principles generally accepted in the United States and on substantially the same basis as Toyota's annual consolidated financial statements. The semi-annual condensed consolidated financial statements should be read in conjunction with Toyota's Annual Report on Form 20-F for the year ended March 31, 2002. The semi-annual condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results for those periods and the financial condition at those dates. The consolidated results for six month periods are not necessarily indicative of results to be expected for the full year.

U.S. dollar amounts are included solely for the convenience of the reader at the rate of (Y)122.60 = U.S. $1, the approximate current exchange rate at September 30, 2002.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 142, Goodwill and Other Intangible Assets. FAS No. 142 requires goodwill and intangible assets having an indefinite useful life to be tested for impairment under certain circumstances, and written off when impaired, rather than being amortized as previous standards required. Toyota adopted the provisions of FAS No. 142 as of April 1, 2002. At the date of initial adoption, FAS No. 142 requires to perform impairment test for goodwill and intangible assets segmented as those having an indefinite useful life. Toyota recognized no impairment losses on these assets as a result of testing. In addition, FAS No. 142 requires to disclose, in the period of initial application, income before extraordinary items and net income for all periods presented adjusted as if FAS No. 142 had been applied in these periods, including any adjustments for changes in amortization periods, if any, for intangible assets continuously amortized after the adoption of FAS No. 142. Goodwill on Toyota's balance sheet as at April 1, 2002, the initial application of the statement, March 31, 2001, and September 30, 2001, was insignificant, accordingly, the impact of amortization of goodwill was immaterial for the six month period ended September 30, 2001 and the impact of cessation of amortization is immaterial for the six month period ended September 30, 2002. The amortization periods of intangible assets having a definite useful life as of the date of the initial adoption were not changed based on Toyota's assessment, required by FAS No. 142. Toyota's intangible assets having an indefinite useful life, so decided based on Toyota's assessment as of the date of initial adoption, mainly consist of intangible assets relating to employees' retirement benefits, which have not been amortized before and after the adoption. Carrying amounts of goodwill and other intangible assets as of September 30, 2002, reported in "Other" of "Investments and other assets" were (Y) 7,278 million ($ 59 million) and (Y) 144,936 million ($ 1,182 million), respectively.

In August 2001, the FASB issued FAS No.144, Accounting for the Impairment or Disposal of Long-Lived Assets. FAS No. 144 supersedes FAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and provides new rules on asset impairment and a single accounting model for long-lived assets to be disposed of. Although retaining many of the fundamental recognition and measurement provisions of FAS No. 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. The new rules also supersede the provisions of APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, with regard to reporting the effects of a disposal of a segment of a business and require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred. Toyota adopted the provisions of FAS No. 144 as of April 1, 2002. The adoption of FAS No. 144 did not have a material impact on Toyota's consolidated financial statements.

Pursuant to FASB Emerging Issues Task Force Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)", Toyota has reclassified certain sales incentives which fall into the scope from selling, general and administrative expenses to a reduction of revenues, for all periods presented.

In June 2001, the FASB issued FAS No.143, Accounting for Asset Retirement Obligations. Toyota is required to adopt FAS No. 143 effective April 1, 2003. FAS No. 143 requires full recognition of asset retirement obligations on the balance sheet from the point in time at which a legal obligation exists. The obligation is required to be measured at fair value. The carrying value of the asset or assets to which the retirement obligation relates would be increased by an amount equal to the liability recognized. This amount would then be included in the depreciable base of the asset and charged to income over its life as depreciation. Toyota is currently in the process of evaluating the impact that FAS No. 143 will have on its financial statements.

In June 2002, the FASB issued FAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. FAS No. 146 requires to recognize a liability for costs relating to exit or disposal activities when incurred rather than when management's commitment to exit plan as current accounting guidance requires. Toyota is required to adopt this provision to exit or disposal activities initiated after December 31, 2002. Toyota does not expect this statement to have a material impact on Toyota's consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the certain guarantee within its scope. FIN No. 45 also elaborates on the disclosure to be made by a guarantor. Toyota is currently in the process of evaluating the impact that FIN No. 45 will have on its financial statements.


2.  Net income per share:
    --------------------

Basic net income per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the reported period (3,674,614,684 and 3,595,184,689 shares for the six month periods ended September 30, 2001 and 2002, respectively). The calculation of diluted net income per common share is similar to the calculation of basic net income per common share, except that the weighted-average number of shares outstanding includes the additional dilution from assumed exercise of dilutive stock options. The effective of dilutive stock options was de-minims for the six month periods ended September 30, 2001 and 2002.


3.  Reclassification:
    ----------------

Certain prior period amounts have been reclassified to conform to the presentation in the six month period ended September 30, 2002.


4.  Comprehensive income:
    --------------------

Toyota's total comprehensive income for the six month periods ended September 30, 2001 and 2002 was as follows:


                                                                                   U.S. dollars in
                                                          Yen in millions              millions
                                                 -------------------------------  -----------------
                                                         For the six month        For the six month
                                                           period ended             period ended
                                                           September 30,            September 30,
                                                 -------------------------------  -----------------
                                                      2001              2002            2002
                                                 -------------     -------------  -----------------
Net income                                       (Y) 228,497       (Y) 425,800       $  3,473
                                                 -------------     -------------  -----------------
Other comprehensive income (loss):
  Unrealized gains on securities,
    net of reclassification adjustment                   128            10,182             83
  Foreign currency translation adjustments           (39,628)         (107,889)          (880)
  Minimum pension liability adjustment                   235             9,141             75
  Net losses on derivative instruments               (13,155)             (542)            (5)
                                                 -------------     -------------  -----------------
                                                     (52,420)          (89,108)          (727)
                                                 -------------     -------------  -----------------

        Total comprehensive income               (Y) 176,077       (Y) 336,692       $  2,746
                                                 =============     =============  =================

5.  Segment data:
    ------------

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. The major portions of Toyota's operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures, assembles and distributes passenger cars, recreational and sport-utility vehicles, minivans, trucks and related parts and accessories. The Financial Services segment consists primarily of financing operations, and vehicle and equipment leasing operations to assist in the merchandising of Toyota's products as well as other products. The All Other segment includes Toyota's transportation business, telecommunications business, and various other business activities.

The following tables present certain information regarding Toyota's industry segments and operations by geographic areas at March 31, 2002 and September 30, 2002 and for the six month periods ended September 30, 2001 and 2002:

Information about segment profit and assets -
-------------------------------------------

As of March 31, 2002 and for the six month period ended September 30, 2001:

                                                                      Yen in millions
                          -------------------------------------------------------------------------------------
                                                                              Intersegment
                                                                              Elimination/
                                                 Financial                    Unallocated       Consolidated
                               Automotive        Services      All Other         Amount            Total
                          -----------------  --------------- -------------  ---------------  ------------------
Revenues                     (Y) 6,092,278    (Y)   326,151   (Y) 348,640    (Y) (148,373)   (Y)  6,618,696
Depreciation                       291,793           95,578         9,457               -           396,828
Operating income                   507,513           11,265       (10,623)            (64)          508,091
Segment assets (1)               9,121,406        6,910,593       650,912       2,622,819        19,305,730
Investment in equity
  method investees (1)           1,065,455          185,072         3,950          66,495         1,320,972
Expenditures for segment
  assets                           386,813          271,799        17,820          79,824           756,256

(1)  Representing figures as of March 31, 2002.


As of and for the six month period ended September 30, 2002:


                                                                      Yen in millions
                          -------------------------------------------------------------------------------------
                                                                              Intersegment
                                                                              Elimination/
                                                 Financial                    Unallocated       Consolidated
                               Automotive        Services      All Other         Amount            Total
                          -----------------  --------------- -------------  ---------------  ------------------

Revenues                     (Y) 7,041,551    (Y)   350,805   (Y) 360,729    (Y)  (139,663)  (Y)   7,613,422
Depreciation                       328,501           96,929         9,565                -           434,995
Operating income                   685,921            3,805        (1,202)          (3,501)          685,023
Segment assets                   8,898,489        7,046,464       685,126        2,894,448        19,524,527
Investment in equity
  method investees               1,070,612          170,428         3,355           63,298         1,307,693
Expenditures for segment
  assets                           476,256          263,888        14,586           53,972           808,702


                                                                      U.S. dollars in millions
                          -------------------------------------------------------------------------------------
                                                                              Intersegment
                                                                              Elimination/
                                                 Financial                    Unallocated       Consolidated
                               Automotive        Services      All Other         Amount            Total
                          -----------------  --------------- -------------  ---------------  ------------------
Revenues                     $     57,435     $       2,862   $     2,942    $      (1,139)  $        62,100
Depreciation                        2,679               791            78                -             3,548
Operating income                    5,595                31           (10)             (29)            5,587
Segment assets                     72,581            57,475         5,588           23,610           159,254
Investment in equity
  method investees                  8,733             1,390            27              516            10,666
Expenditures for segment
  assets                            3,885             2,152           119              440             6,596

Geographic Information -
----------------------
Revenues for the six month period ended September 30:

                                                                                        U.S. dollars in
                                                         Yen in millions                   millions
                                            ---------------------------------------  --------------------
                                                   2001                 2002                 2002
                                            -------------------  ------------------  --------------------
Japan
    External customers                      (Y)   2,985,744      (Y)   3,131,544        $    25,543
    Intercompany                                  1,789,310            2,060,909             16,810
                                            -------------------  ------------------  --------------------
           Total                                  4,775,054            5,192,453             42,353
                                            -------------------  ------------------  --------------------
North America
    External customers                            2,591,923            3,069,254             25,035
    Intercompany                                     81,158              127,292              1,038
                                            -------------------  ------------------  --------------------
           Total                                  2,673,081            3,196,546             26,073
                                            -------------------  ------------------  --------------------
Europe
    External customers                              598,987              713,832              5,823
    Intercompany                                     18,054               32,043                261
                                            -------------------  ------------------  --------------------
           Total                                    617,041              745,875              6,084
                                            -------------------  ------------------  --------------------
Other foreign countries
    External customers                              442,042              698,792              5,700
    Intercompany                                     48,690               42,654                348
                                            -------------------  ------------------  --------------------
           Total                                    490,732              741,446              6,048
                                            -------------------  ------------------  --------------------

Elimination of intercompany revenue              (1,937,212)          (2,262,898)           (18,458)
                                            -------------------  ------------------  --------------------

           Consolidated total               (Y)  6,618,696       (Y)   7,613,422        $    62,100
                                            ===================  ==================  ====================

Operating income (loss) for the six month period ended September 30:

                                                                                        U.S. dollars in
                                                         Yen in millions                   millions
                                            ---------------------------------------  --------------------
                                                   2001                 2002                 2002
                                            -------------------  ------------------  --------------------
Japan                                       (Y)    416,521       (Y)     479,783        $     3,913
North America                                       99,585               181,793              1,483
Europe                                             (15,712)                5,083                 41
Other foreign countries                              2,885                21,955                179
Elimination of intersegment profits                  4,812                (3,591)               (29)
                                            -------------------  ------------------  --------------------

           Consolidated total               (Y)    508,091       (Y)     685,023        $     5,587
                                            ===================  ==================  ====================

Long-lived assets as of March 31 and September 30, 2002:

                                                                                        U.S. dollars in
                                                         Yen in millions                   millions
                                            ---------------------------------------  --------------------
                                                 March 31           September 30         September 30
                                            -------------------  ------------------  --------------------
Japan                                       (Y)  2,694,473       (Y)   2,708,418        $    22,092
North America                                    1,826,905             1,780,390             14,522
Europe                                             341,562               370,462              3,022
Other foreign countries                            244,070               245,569              2,002
                                            -------------------  ------------------  --------------------

             Consolidated total             (Y)  5,107,010       (Y)   5,104,839        $    41,638


Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer. There are no any individually material countries with respect to revenues and long-lived assets included in other foreign countries. Transfers between industry or geographic segments are made at amounts which Toyota's management believes approximate arm's-length prices. In measuring the reportable segments' profits or losses, operating income consists of sales and operating revenue less costs and operating expenses. Unallocated assets consist primarily of cash and cash equivalents and marketable securities maintained for general corporate purposes.

Certain financial statement data on non-financial services
----------------------------------------------------------
and financial services businesses -
---------------------------------

Toyota is preparing certain financial statement data relating to the segmentation of Toyota's non-financial services and financial services businesses. This financial statement data includes balance sheets at March 31, 2002 and September 30, 2002, and statements of income for the six month periods ended September 30, 2001 and 2002.

Balance sheets -

                                                                                                   U.S. dollars
                                                                  Yen in millions                  in millions
                                                      ---------------------------------------  --------------------
                                                           March 31,          September 30,        September 30,
                                                             2002                2002                  2002
                                                      -------------------  ------------------  --------------------
Non-Financial Services Businesses
  Current assets
    Cash and cash equivalents                            (Y)  1,510,974      (Y)  1,795,432       $  14,644
    Time deposits                                                 8,327               8,007              66
    Marketable securities                                       596,530             558,576           4,556
    Trade accounts and notes receivable                       1,471,716           1,245,472          10,159
    Finance receivables, net                                     14,612              12,858             105
    Inventories                                                 961,840             927,040           7,562
    Prepaid expenses and other current assets                 1,258,788           1,370,377          11,177
                                                      -------------------  ------------------  --------------------
       Total current assets                                   5,822,787           5,917,762          48,269
                                                      -------------------  ------------------  --------------------
   Noncurrent finance receivables, net                           17,996              17,906             146
   Investments and other assets                               3,265,860           3,290,344          26,838
   Property, plant and equipment                              3,989,227           3,997,038          32,602
                                                      -------------------  ------------------  --------------------
       Total Non-Financial Services Businesses assets        13,095,870          13,223,050         107,855
                                                      -------------------  ------------------  --------------------
Financial Services Businesses
   Current assets
      Cash and cash equivalents                                 146,186              74,721             610
      Time deposits                                              11,650              24,317             198
      Marketable securities                                       4,207               3,237              26
      Finance receivables, net                                2,005,879           2,174,660          17,738
      Prepaid expenses and other current assets                 539,544             535,336           4,367
                                                      -------------------  ------------------  --------------------
       Total current assets                                   2,707,466           2,812,271          22,939
                                                      -------------------  ------------------  --------------------
   Noncurrent finance receivables, net                        2,653,464           2,690,992          21,949
   Investments and other assets                                 431,880             435,400           3,551
   Property, plant and equipment                              1,117,783           1,107,801           9,036
                                                      -------------------  ------------------  --------------------
       Total Financial Services Businesses assets             6,910,593           7,046,464          57,475
                                                      -------------------  ------------------  --------------------

   Eliminations                                                (700,733)           (744,987)         (6,076)
                                                      -------------------  ------------------  --------------------
       Total assets                                      (Y) 19,305,730      (Y) 19,524,527       $ 159,254
                                                      ===================  ==================  ====================

                                                                                                   U.S. dollars
                                                                  Yen in millions                  in millions
                                                      ---------------------------------------  --------------------
                                                           March 31,          September 30,        September 30,
                                                             2002                2002                  2002
                                                      -------------------  ------------------  --------------------
Non-Financial Services Businesses
   Current liabilities
      Short-term borrowings                              (Y)    834,490      (Y)    781,272       $   6,373
      Current portion of long-term debt                         236,117             168,377           1,373
      Accounts payable                                        1,413,373           1,370,512          11,179
      Accrued expenses                                          872,672             886,003           7,227
      Income taxes payable                                      321,579             293,484           2,394
      Other current liabilities                                 770,219             807,623           6,587
                                                      -------------------  ------------------  --------------------
       Total current liabilities                              4,448,450           4,307,271          35,133
                                                      -------------------  ------------------  --------------------
   Long-term liabilities
      Long-term debt                                            719,375             764,754           6,238
      Accrued pension and severance costs                       753,806             726,306           5,924
      Other long-term liabilities                               272,391             339,110           2,766
                                                      -------------------  ------------------  --------------------
       Total long-term liabilities                            1,745,572           1,830,170          14,928
                                                      -------------------  ------------------  --------------------
   Total Non-Financial Services Businesses liabilities        6,194,022           6,137,441          50,061
                                                      -------------------  ------------------  --------------------
Financial Services Businesses
   Current liabilities
      Short-term borrowings                                   1,407,183           1,578,099          12,872
      Current portion of long-term debt                         929,893           1,031,792           8,416
      Accounts payable                                            7,460               7,710              63
      Accrued expenses                                           58,750              59,224             483
      Income taxes payable                                        6,134               2,531              20
      Other current liabilities                                 263,472             202,879           1,655
                                                      -------------------  ------------------  --------------------
       Total current liabilities                              2,672,892           2,882,235          23,509
                                                      -------------------  ------------------  --------------------
   Long-term liabilities
      Long-term debt                                          3,255,970           3,258,183          26,576
      Accrued pension and severance costs                           597                 751               6
      Other long-term liabilities                               328,338             261,858           2,136
                                                      -------------------  ------------------  --------------------
       Total long-term liabilities                            3,584,905           3,520,792          28,718
                                                      -------------------  ------------------  --------------------
   Total Financial Services Businesses liabilities            6,257,797           6,403,027          52,227
                                                      -------------------  ------------------  --------------------
   Eliminations                                                (701,822)           (745,471)         (6,080)
   Minority interest in consolidated subsidiaries               291,621             345,038           2,814
   Shareholders' equity                                       7,264,112           7,384,492          60,232
                                                      -------------------  ------------------  --------------------
       Total liabilities and shareholders' equity        (Y) 19,305,730      (Y) 19,524,527       $ 159,254
                                                      ===================  ==================  ====================

Statements of income -

                                                                                                   U.S. dollars
                                                                  Yen in millions                  in millions
                                                      ---------------------------------------  --------------------
                                                                For the six month               For the six month
                                                                   period ended                    period ended
                                                                   September 30,                   September 30,
                                                      ---------------------------------------  --------------------
                                                             2001                   2002               2002
                                                      -------------------    ----------------  --------------------
Non-Financial Services Businesses
   Net revenues                                          (Y)  6,319,995      (Y)  7,269,669       $  59,296
                                                      -------------------    ----------------  --------------------
   Costs and expenses
      Cost of revenues                                        5,104,545           5,792,839          47,250
      Selling, general and administrative                       715,258             790,455           6,448
                                                      -------------------    ----------------  --------------------
        Total costs and expenses                              5,819,803           6,583,294          53,698
                                                      -------------------    ----------------  --------------------
   Operating income                                             500,192             686,375           5,598
                                                      -------------------    ----------------  --------------------
   Other income (expense), net                                 (119,160)             30,377             248
                                                      -------------------    ----------------  --------------------
   Income before income taxes, minority interest and
     equity in earnings of affiliated companies                 381,032             716,752           5,846
   Provision for income taxes                                   192,667             300,891           2,454
                                                      -------------------    ----------------  --------------------
   Income before minority interest and equity in
     earnings of affiliated companies                           188,365             415,861           3,392
   Minority interest in consolidated subsidiaries                (1,025)             (9,002)            (73)
   Equity in earnings of affiliated companies                    36,800              16,942             138
                                                      -------------------    ----------------  --------------------
   Net income- Non-Financial Services Businesses                224,140             423,801           3,457
                                                      -------------------    ----------------  --------------------

Financial Services Businesses
   Net revenues                                                 326,151             350,805           2,862
                                                      -------------------    ----------------  --------------------
   Costs and expenses
      Cost of revenues                                          237,754             228,771           1,866
      Selling, general and administrative                        77,132             118,229             965
                                                      -------------------    ----------------  --------------------
        Total costs and expenses                                314,886             347,000           2,831
                                                      -------------------    ----------------  --------------------
   Operating income                                              11,265               3,805              31
                                                      -------------------    ----------------  --------------------
   Other income (expense), net                                   16,784              (5,490)            (45)
                                                      -------------------    ----------------  --------------------
   Income (loss) before income taxes, minority
     interest and equity in earnings of affiliated               28,049              (1,685)            (14)
     companies
   Provision (Benefit) for income taxes                           5,774              (3,725)            (30)
                                                      -------------------    ----------------  --------------------
   Income before minority interest and equity in
     earnings of affiliated companies                            22,275               2,040              16
   Minority interest in consolidated subsidiaries                  (581)               (538)             (4)
   Equity in earnings (losses) of affiliated
     companies                                                  (17,336)                845               7
                                                      -------------------    ----------------  --------------------
   Net income- Financial Services Businesses                      4,358               2,347              19
                                                      -------------------    ----------------  --------------------

   Eliminations                                                      (1)               (348)             (3)
                                                      -------------------    ----------------  --------------------
   Net income                                            (Y)    228,497      (Y)    425,800       $   3,473
                                                      ===================    ================  ====================